Exhibit 99.3

INTERXION HOLDING N.V.

PROXY CARD

Extraordinary General Meeting of Shareholders

November 10, 2014

(Solicited on Behalf of the Board of Directors)

The undersigned shareholder of InterXion Holding N.V. hereby constitutes and appoints each of David C. Ruberg and Jaap Camman as the attorney and proxy of the undersigned, with full power of substitution and revocation, to vote for and in the name, place and stead of the undersigned at the Extraordinary General Meeting of Shareholders of InterXion Holding N.V. (the “Company”) to be held at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, on Monday. November 10, 2014 at 9:00 Amsterdam time (CET), and at any adjournments thereof, the number of votes the undersigned would be entitled to cast if present.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE FOLLOWING PROPOSALS.

1.	Proposal to appoint Mr. Rob Ruijter as non-executive director.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	In the attorney’s discretion, upon such other matters as may properly come before the meeting.

Said attorneys and proxies, or their substitutes, at said meeting, or any adjournments thereof, may exercise all of the powers hereby given. Any proxy heretofore given is hereby revoked.

Receipt is acknowledged of the Notice of Extraordinary General Meeting of Shareholders and the Proxy Statement accompanying such Notice.

, 2014
Signature of Shareholder

Title

, 2014
Signature of Shareholder

Title

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person

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